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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:               Date examination completed:

814-172                                              05-22-03
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2. State identification Number:
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AL          | AK          | AZ          | AR          | CA          | CO
------------|-------------|-------------|-------------|-------------|-----------
CT          | DE          | DC          | FL          | GA          | HI
------------|-------------|-------------|-------------|-------------|-----------
ID          | IL          | IN          | IA          | KS          | KY
------------|-------------|-------------|-------------|-------------|-----------
LA          | ME          | MD          | MA          | MI          | MN
------------|-------------|-------------|-------------|-------------|-----------
MS          | MO          | MT          | NE          | NV          | NH
------------|-------------|-------------|-------------|-------------|-----------
NJ          | NM          | NY          | NC          | ND          | OH
------------|-------------|-------------|-------------|-------------|-----------
OK          | OR          | PA          | RI          | SC          | SD
------------|-------------|-------------|-------------|-------------|-----------
TN          | TX          | UT          | VT          | VA          | WA
------------|-------------|-------------|-------------|-------------|-----------
WV          | WI          | WY          | PUERTO      |             |
            |             |             | RICO        |             |
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Other (specify):
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3. Exact name of investment company as specified in registration statement:

   WINFIELD CAPITAL CORP.
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4. Address of principal executive office (number, street, city, state, zip code):

   237 Mamaroneck Avenue, White Plains, NY   10605
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                   SEC 2198 (8-95)

                                       PricewaterhouseCoopers LLP
                                       1301 Avenue of the Americas
                                       New York NY 10019-6013
                                       Telephone (646) 471 4000
                                       Facsimile (646) 394 1301

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Winfield Capital Corp. (A Small Business Investment Company licensed by the U.S. Small Business Administration):

We have examined the investment accounts shown by the books and records of Winfield Capital Corp. for the period from the date of our last similar examination on January 9, 2003 to May 22, 2003. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on May 22, 2003 shown by the books and records audited by us, which we counted and inspected, were located in the vault of Chase Manhattan Bank located at 191 Mamaroneck Avenue, White Plains, NY 10605.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Winfield Capital Corp., taken as a whole.


PricewaterhouseCoopers LLP
May 22, 2003